UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   ----------

                                   Form N-54a

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                         Chanticleer Holdings, Inc.

Address of Principal Business Office:         6836 Morrison Blvd, Suite 200
                                              Charlotte, NC 28211

Telephone Number:                             704-366-5054

Name and Address of Agent for Service of      Ross E. Silvey, CEO
Process:                                      Chanticleer Holdings, Inc.
                                              6836 Morrison Blvd, Suite 200
                                              Charlotte, NC 28211

Copy to:                                      James A. Reskin
                                              Reskin & Associates
                                              520 South Fourth Avenue, Suite 400
                                              Louisville, KY 40202-2577

Check one of the following:

|X| The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB12G, filed February 15, 2000.

|_| The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

            The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

            The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in North Carolina; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

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                                   SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Charlotte and state of North Carolina on this 23rd day of May 2005.

                                                 By: /s/ Ross E. Silvey
                                                     ---------------------------
                                                 Name:  Ross E. Silvey
                                                 Title:  Chief Executive Officer

      Attest:/s/ Ross Silvey
             -----------------------------------
      By:  Ross Silvey, Secretary and Treasurer